MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and twelve- month periods ended December 31, 2005 and December 31, 2004, and the three-month period ended September 30, 2005.

On October 3, 2005, the shareholders of Norske Skog Canada Limited voted in favour of changing the Company’s name to Catalyst Paper Corporation (“the Company”). The name change was effective October 3, 2005.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance, and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, business strategies, fluctuations in availability and cost of raw materials or energy, ability to obtain financing and other factors beyond the Company’s control. These statements reflect management’s current views and are based on certain assumptions. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at January 25, 2006, which is the date of filing in conjunction with the Company’s press release announcing its results for the fourth quarter of 2005. Disclosure contained in this document is current to that date, unless otherwise stated.

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

	1.1	Fourth Quarter Overview

A strong finish to the Company’s 2005 performance improvement program, particularly with respect to improvements in the Company’s cost structure and higher transaction prices for newsprint and pulp products in the quarter, more than offset the negative impact of the stronger Canadian dollar, which reached its highest level in 14 years.

The positive momentum in the U.S. economy continued during the quarter, despite the impact of hurricanes Katrina and Rita. The industry continues to struggle with rising input costs and, for Canadian producers, a strengthening Canadian dollar. Due to its location in British Columbia, the Company has been, to a certain extent, insulated from these effects because it benefits from lower fibre and electricity costs compared to other regions. In addition, the Company’s relatively low use of fossil fuels, due to its ability to use lower priced alternatives, lessens its exposure to rising fuel prices compared to many others in the industry. However, like other producers, the Company is exposed to rising energy prices as they significantly impact transportation and chemical costs. In addition, it is one of the few companies fully exposed to fluctuations in the Canadian dollar.

Markets for the Company’s specialty paper products were generally stable. Coated paper prices were essentially flat during the quarter, with producer efforts to recover part of their rising fuel costs stemming some downward pressure on pricing. Uncoated mechanical paper demand continued to be strong for certain grades, allowing for modest price gains for certain machine finished (“MF”) hi-brite grades during the quarter. Directory demand was stable during the quarter. Improving corrugated box shipments and falling inventories for kraft paper resulted in improving prices by quarter-end, after a period of weaker pricing.

Newsprint consumption in the U.S. continued its downward trend during the quarter due to decreases in ad lineage, circulation, and average basis weights. Nevertheless, prices increased during the quarter to offset cost pressures and the adverse impact of the strong Canadian dollar.

Global pulp markets generally remained soft. Prices increased modestly during the quarter compared to the previous quarter.

The Company continued to make good progress on its 2005 performance improvement program, realizing improvements of $28 million in the fourth quarter. For the year, the performance improvement program achieved year-over-year improvements of $84 million, $4 million, or 5%, higher than the target for the year. The improvements were primarily from fibre optimization, the reduction of higher cost kraft pulp in paper furnish, lower energy usage, and grade development and product optimization.

On October 3, 2005, the Company’s shareholders voted 99.9% in favour of changing the Company’s name from Norske Skog Canada Limited to Catalyst Paper Corporation. The name change reflects the Company’s unique identity as an independent producer of paper and pulp products that are sold globally. In addition, the Company also dissolved its U.S. marketing joint venture with Norske Skogindustrier ASA. The dissolution was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers.

In early February 2005, the Company indefinitely idled its Port Alberni No.3 paper machine, displacing 140,000 tonnes per year of newsprint capacity.

1.2	Selected Financial Information

(In millions of dollars, except where otherwise stated)
			2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales	$ 454.5	$ 479.6	$ 466.8	$ 477.3	$ 1,878.2	$ 462.7	$ 439.0	$ 450.3	$ 471.9	$ 1,823.9

Operating earnings (loss)	(37.6)	(2.6)	10.0	(1.1)	(31.3)	(10.7)	(19.5)	2.8	2.3	(25.1)

EBITDA[1]	7.4	43.8	56.3	45.3	152.8	33.6	25.4	47.9	48.3	155.2

Net earnings (loss)	(46.3)	(24.0)	28.0	13.7	(28.6)	(21.8)	(30.0)	34.2	(8.0)	(25.6)

EBITDA margin [1,2]	1.6%	9.1%	12.1%	9.5%	8.1%	7.3%	5.8%	10.6%	10.2%	8.5%

Net earnings (loss) per share
(in dollars)
– basic and diluted	$ (0.22)	$ (0.11)	$ 0.13	$ 0.06	$ (0.13)	$ (0.10)	$ (0.14)	$ 0.16	$ (0.04)	$ (0.12)
Sales (000 tonnes)
Specialties	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	264.1	281.2	1,063.2
Newsprint	200.9	193.2	169.3	191.3	754.7	180.7	169.2	169.9	187.3	707.1
Total paper	475.5	464.8	459.1	470.8	1,870.2	449.1	418.7	434.0	468.5	1,770.3
Pulp	80.2	104.2	99.4	121.7	405.5	120.2	120.7	128.6	113.2	482.7
Total sales	555.7	569.0	558.5	592.5	2,275.7	569.3	539.4	562.6	581.7	2,253.0

Production (000 tonnes)
Specialties	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	272.7	268.1	1,066.0
Newsprint	197.6	185.0	176.8	198.4	757.8	176.7	167.4	167.9	187.5	699.5
Total paper	477.7	450.0	475.5	477.7	1,880.9	446.3	423.0	440.6	455.6	1,765.5
Pulp	70.2	112.6	116.8	121.3	420.9	110.2	114.4	126.7	122.9	474.2
Total production	547.9	562.6	592.3	599.0	2,301.8	556.5	537.4	567.3	578.5	2,239.7

Average spot foreign exchange Rate C$/US$ [3]	1.318	1.359	1.308	1.220	1.302	1.227	1.244	1.201	1.173	1.212

Period-end spot foreign exchange rate C$/US$ [4]	1.311	1.340	1.264	1.204	1.204	1.210	1.226	1.161	1.166	1.166

Effective foreign exchange rate C$/US$ [5]	1.400	1.395	1.350	1.295	1.359	1.265	1.267	1.221	1.206	1.239
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
5	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

1.3	Overview of the Business

The Company’s business includes printing papers and market pulp, operating in three business segments:

Specialty Papers

Consists of soft-calendered and machine-finished hi-brite uncoated, lightweight coated, directory, and kraft paper grades. Specialty paper grades are manufactured on eleven[1] paper machines at Crofton, Elk Falls, Port Alberni, and Powell River. The segment has a total annual production capacity of 1,197,000 tonnes.

Newsprint

Produced on five[1] paper machines at Crofton, Elk Falls, and Powell River. The segment has a total annual production capacity of 773,000 tonnes, of which, one machine, or 140,000 tonnes, is currently idled.

Pulp

Composed of sawdust-based pulp, manufactured at Elk Falls, and Northern Bleached Softwood Kraft pulp, manufactured at Crofton. The segment has a total annual production capacity of 498,000 tonnes.

The Company also operates the largest paper recycling operation in Western Canada, in support of its paper business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

1	The Company has 13 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

The following chart illustrates the Company’s principal paper and pulp products, applications, and annual capacities for 2005.

PRODUCT PROFILE
	Specialty Paper Grades					Newsprint	Pulp
Category	Uncoated Papers		Coated Paper	Directory	Kraft Paper	Newsprint	Market Pulp
	Soft - Calendered	Machine- Finished
Brand	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Silverliner Platinumliner Chromium-liner Bronzeliner	Marathon	Elk Prime Crofton Kraft
Basis Weight (g/m2 )	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	127 – 250	43 - 48.8	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Packaging applications	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	476,000[2]		217,000	373,000[2]	131,000	773,000[1,2]	498,000
% of Total Capacity	20%		9%	15%	5%	31%	20%

1

Effective February, 2005, the Company indefinitely idled its Port Alberni paper machine No 3. This curtailment reduced the Company’s capacity of its least profitable newsprint business a further 140,000 tonnes from the amounts expressed in this table.

2	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory, and uncoated grades.

1.4	2005 Strategy Update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

In January 2005, the Company commenced its fourth consecutive annual performance improvement program. The 2005 performance improvement program was aimed at generating $80 million in year-over-year EBITDA improvements across all areas of the Company. The Company identified improvements in the areas of grade development and product optimization, and cost reduction. During the fourth quarter of 2005, an additional $28 million in realized savings was delivered from the performance improvement program, bringing the year-over-year improvements to $84 million. As a result, the Company achieved 105% of its goal, surpassing its $80 million target by $4 million.

2005 Performance Improvement Program Initiatives
(All amounts pre-tax and in millions of dollars)	2005 Goal	2005 Achievement
Grade development and product optimization	$16	$19
Chemical usage	4	4
Energy usage	7	10
Fibre optimization	9	12
Freight optimization	6	7
Kraft usage	13	18
Productivity improvements	9	-
Other	16	14
Total performance improvement program	$80	$84

1.5	Consolidated Results of Operations

Three Months ended December 31, 2005 compared to Three Months ended September 30, 2005

Sales

Sales for the current quarter of $471.9 million were up 4.8%, compared to $450.3 million in the previous quarter. The positive impact on sales from higher average newsprint and pulp prices and a higher-value sales mix was partially offset by the negative impact of the strengthening Canadian dollar.

EBITDA

EBITDA for the current quarter of $48.3 million was up $0.4 million from $47.9 million in the previous quarter. Higher average transaction prices for newsprint and pulp coupled with further performance improvements were largely offset by the adverse impact of the stronger Canadian dollar and higher selling, general and administration (“SG&A”) costs, which included costs associated with the Company’s name change, the dissolution of its U.S. marketing joint venture, and higher legal and regulatory costs.

The following table summarizes the key changes in EBITDA from Q3, 2005 to Q4, 2005:

($millions)
Q3, 2005 EBITDA	$ 47.9
Improved paper prices	2.0
Improved pulp prices	1.9
Impact of stronger Canadian dollar, net of hedging program	(3.9)
Performance improvements	4.2
Increased SG&A costs	(4.4)
Other, net	0.6
Q4, 2005 EBITDA	$ 48.3

Operating earnings (loss)
The Company recorded operating earnings of $2.3 million for the current quarter, which was consistent with operating earnings of $2.8 million for the previous quarter.

Net earnings (loss)
Net loss for the current quarter was $8.0 million ($0.04 per common share) compared to net earnings of $34.2 million ($0.16 per common share) in the previous quarter. Net loss for the current period included a $2.2 million ($0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to a $31.9 million ($0.15 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt for the previous quarter. Net loss for the current period also included favourable income tax adjustments totalling $5.0 million ($0.02 per common share). Net earnings in the previous quarter included a $14.2 million positive future income tax adjustment ($0.07 per common share) related to a decrease in the British Columbia provincial tax rate.

Three Months ended December 31, 2005 compared to Three Months ended December 31, 2004

Sales
Sales for the current quarter of $471.9 million were slightly lower than sales of $477.3 million in the same quarter last year. The positive impact on sales from improved paper prices, particularly for coated mechanical, uncoated mechanical, and newsprint grades, and a higher-value customer and grade mix was offset by the negative impact of the stronger Canadian dollar.

EBITDA
EBITDA for the current quarter of $48.3 million was up $3.0 million from $45.3 million in the same quarter last year. The positive impact of higher paper prices and performance improvements was offset by the stronger Canadian dollar.

The following table summarizes the key changes in EBITDA from Q4, 2004 to Q4, 2005:

($millions)
Q4, 2004 EBITDA	$ 45.3
Improved paper prices	24.7
Improved pulp prices	1.5
Impact of stronger Canadian dollar, net of hedging program	(27.4)
Other, net	4.2
Q4, 2005 EBITDA	$ 48.3

Operating earnings (loss)
The Company recorded operating earnings of $2.3 million for the current quarter, compared to an operating loss of $1.1 million in the same quarter last year. The increase was related to the $3.0 million increase in EBITDA (see EBITDA section above).

Net earnings (loss)
Net loss for the current quarter was $8.0 million ($0.04 per common share) compared to net earnings of $13.7 million ($0.06 per common share) for the same quarter last year. Net loss for the current period included a $2.2 million ($0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $25.7 million ($0.12 per common share) for the same period in 2004. Net loss also included favourable income tax adjustments of $5.0 million ($0.02 per common share) in the current quarter.

Twelve Months ended December 31, 2005 compared to Twelve Months ended December 31, 2004

Sales
Sales for the current year of $1,823.9 million were down 2.9%, compared to $1,878.2 million in the previous year. Higher average paper prices and an improved customer, grade, and market mix were more than offset by the negative impact of the stronger Canadian dollar, and lower sales volumes resulting from the indefinite idling of the Company’s Port Alberni No.3 paper machine in early February 2005.

EBITDA
EBITDA for the current year of $155.2 million was up $2.4 million compared to $152.8 million in the previous year. The positive impact of higher paper prices, performance improvement benefits, and the absence of costs associated with the Elk Falls kraft mill rationalization, which occurred in the first quarter of 2004, was largely offset by the stronger Canadian dollar, and to a lesser extent, lower pulp prices. Other influences on costs included inflation on energy, inputs and services, higher levels of bi-annual planned maintenance and curtailment, and higher SG&A costs which included higher legal and regulatory costs.

The following table summarizes the key changes in EBITDA from the year ended December 31, 2004 to the year ended December 31, 2005:

($millions)
2004 EBITDA	$ 152.8
Improved paper prices	130.0
Lower pulp prices	(15.7)
Impact of stronger Canadian dollar, net of hedging program	(139.9)
Performance improvements	84.0
Absence of 2004 Elk Falls rationalization project	24.0
Inflation	(36.7)
Maintenance shutdowns and curtailment	(17.9)
SG&A	(7.2)
Other, net	(18.2)
2005 EBITDA	$ 155.2

Operating earnings (loss)
The Company recorded an operating loss of $25.1 million for the current year, compared to an operating loss of $31.3 million for the previous year. The increase was related to the $2.4 million increase in EBITDA (see EBITDA section above) and a $3.8 million reduction in amortization expense.

Net earnings (loss)
Net loss for the current year was $25.6 million ($0.12 per common share) compared to net loss of $28.6 million ($0.13 per common share) for the same period last year. The net loss for the current year included a $20.7 million ($0.10 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $44.0 million ($0.21 per common share) for the previous year. The decrease in net loss was largely attributable to the decrease in foreign exchange gain, which was partially offset by the previously noted favourable future income tax adjustments.

The following table reconciles 2005 net earnings to 2004:

($millions)	Pre-tax	After Tax
2004 Net earnings (loss)	$ (56.7)	$ (28.6)
Higher EBITDA	2.4	1.6
Lower amortization	3.8	2.5
Decreased foreign exchange gain on translation of
long-term debt	(28.8)	(23.8)
Absence of 2004 loss on repayment of long-term debt	5.2	3.4
Interest	(0.8)	(0.5)
Tax adjustments, net	-	18.3
Non-controlling interest	(0.6)	(0.6)
Other, net	3.3	2.1
2005 Net earnings (loss)	$ (72.2)	$ (25.6)

2.0	SEGMENTED RESULTS OF OPERATIONS

	2.1	Specialty Papers

Selected Financial Information

(In millions of dollars, except where otherwise stated)
			2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales	$ 255.3	$ 253.8	$ 270.1	$ 258.0	$ 1,037.2	$ 250.9	$ 235.7	$ 246.6	$ 261.5	$ 994.7

EBITDA [1]	25.0	16.0	31.0	31.4	103.4	28.7	26.6	34.8	29.1	119.2

Operating earnings (loss)	(0.1)	(8.8)	4.5	6.3	1.9	4.0	2.6	10.3	4.5	21.4

EBITDA margin	9.8%	6.3%	11.5%	12.2%	10.0%	11.4%	11.3%	14.1%	11.1%	12.0%

Sales (000 tonnes)	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	264.1	281.2	1,063.2

Production (000 tonnes)	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	272.7	268.1	1,066.0

Average sales revenue
per tonne	$ 930	$ 934	$ 932	$ 923	$ 930	$ 935	$ 944	$ 934	$ 930	$ 936

Average cash costs per
tonne [2]	839	874	825	811	837	828	838	802	826	824

SC-A paper, 35 lb.
(US$/ton) [3]	695	695	730	730	713	745	770	780	780	769

LWC paper, No. 5, 40 lb.
(US$/ton) [3]	695	695	737	775	726	790	837	880	880	846

Telephone directory paper,
22.1 lb. (US$/ton) [3]	650	650	650	650	650	675	675	675	675	675

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
3	Benchmark prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment Overview

Overall, market demand for specialty papers was steady during the quarter.

Coated mechanical demand weakened further during the quarter, posting a year-over-year 3.0% decline, through November, reflecting some grade switching to super-calendered grades, weaker magazine circulation numbers, and lighter basis weights. However, producer efforts to recover part of their rising fuel costs stemmed some downward pressure on pricing later in the quarter. Compared to the same quarter last year, average benchmark prices for lightweight coated (“LWC”) were up US$105 per ton, or 13.5%.

Demand for uncoated mechanical grades remained solid, driven primarily by strong retail sales. Year-over-year demand increased 2.8%,. through November. Modest price increases were recorded for the Company’s hi-brite and super-brite grades during the period, while soft-calendered prices were stable. Directory demand remained steady, increasing 2.7% year over year, through November.

Directory spot prices were stable during the quarter and contract prices were unchanged. For kraft paper, maintenance requirements and weak pricing and demand prompted the Company to temporarily idle its Elk Falls No. 4 kraft paper machine for 14 days in the quarter. Increased corrugated box shipments and low inventories of kraft paper led to a US$20 per tonne white top linerboard price increase in November after a period of weaker prices.

2.1.2	Operational Performance

Three Months ended December 31, 2005 compared to Three Months ended September 30, 2005

The specialty papers business recorded operating earnings of $4.5 million on sales of $261.5 million in the current quarter, compared to operating earnings of $10.3 million on sales of $246.6 million in the previous quarter. EBITDA for the current quarter was $29.1 million, a $5.7 million decrease from $34.8 million recorded in the previous quarter.

Sales volume of 281,200 tonnes in the current quarter increased 17,100 tonnes, or 6.5%, from the previous quarter, primarily reflecting seasonally strong sales of coated, MF hi-brite, and soft-calendered grades during the period.

Average sales revenue in the current quarter of $930 per tonne decreased $4 per tonne from the previous quarter, as the positive impact from a higher- value customer and grade mix and modest price increases for certain MF hi- brite grades were more than offset by the stronger Canadian dollar and weaker kraft paper realizations.

Average cash costs in the current quarter were $826 per tonne, an increase of $24 per tonne compared to the previous quarter. Higher energy prices, a non-recurring unfavourable sales tax adjustment, and higher SG&A costs more than offset savings from performance improvements.

Three Months ended December 31, 2005 compared to Three Months ended December 31, 2004

The specialty papers business recorded current quarter operating earnings of $4.5 million on sales of $261.5 million, compared to operating earnings of $6.3 million on sales of $258.0 million for the same quarter last year. EBITDA for the current quarter was $29.1 million, a $2.3 million decrease from $31.4 million recorded in the same quarter last year.

Sales volume of 281,200 tonnes in the current quarter increased 1,700 tonnes, or 0.6%, from the same quarter last year, primarily reflecting the growth of the Company’s Electraprime business and higher coated paper sales.

Average sales revenue in the current quarter was $930 per tonne, an increase of $7 per tonne from the same quarter last year, with higher prices particularly for coated, soft-calendered, and MF hi-brite grades, and an improved product and customer mix, more than offsetting the adverse impact of the stronger Canadian dollar and weaker kraft paper realizations.

Average cash costs in the current quarter were $826 per tonne, an increase of $15 per tonne compared to the same quarter last year. Savings from performance improvements and lower fibre prices were more than offset by a non-recurring unfavourable sales tax adjustment and higher energy prices.

Twelve Months ended December 31, 2005 compared to Twelve Months ended December 31, 2004

The specialty papers business recorded operating earnings of $21.4 million on sales of $994.7 million in the current year, compared to operating earnings of $1.9 million on sales of $1,037.2 million for the same period last year. EBITDA of $119.2 million for the current year was $15.8 million higher than the $103.4 million recorded in the same period last year.

Sales volume of 1,063,200 tonnes in the current period decreased 52,300 tonnes, or 4.7% . The decline from the previous year was largely due to lower directory shipments primarily due to the Company’s grade and customer rationalization, which was partially offset by growth in the Company’s uncoated specialty paper business.

Average sales revenue in the current period of $936 per tonne increased $6 per tonne compared to the previous year. Higher transaction prices across most grades, particularly for coated and uncoated mechanical grades, and an enhanced grade and customer mix driven by various performance improvement initiatives more than offset the adverse impact of the significantly stronger Canadian dollar.

Average cash costs in the current period were $824 per tonne, an improvement of $13 per tonne compared to the previous year. Savings from performance improvements and lower fibre prices were the primary drivers of the improvement.

2.2	Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
			2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales	$ 142.6	$ 143.0	$ 125.0	$ 142.5	$553.1	$ 133.0	$ 127.1	$ 127.1	$ 141.9	$ 529.1

EBITDA [1]	7.9	10.6	11.8	14.9	45.2	9.9	12.7	14.7	20.8	58.1

Operating earnings (loss)	(5.2)	(2.1)	0.3	2.7	(4.3)	(0.9)	1.4	3.4	8.4	12.3

EBITDA margin	5.5%	7.4%	9.4%	10.5%	8.2%	7.4%	10.0%	11.6%	14.7%	11.0%

Sales (000 tonnes)	200.9	193.2	169.3	191.3	754.7	180.7	169.2	169.9	187.3	707.1

Production (000 tonnes)	197.6	185.0	176.8	198.4	757.8	176.7	167.4	167.9	187.5	699.5

Average sales revenue per
tonne	$ 710	$ 740	$ 738	$ 745	$ 733	$ 736	$ 752	$ 748	$ 758	$ 748

Average cash costs per
tonne [2]	670	685	668	666	673	682	677	662	647	666

Newsprint 48.8 gsm, West
Coast delivery
(US$/tonne) [3]	520	545	547	567	544	571	589	612	627	600

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
3	Benchmark prices are sourced from RISI.

2.2.1	Segment Overview

Fourth quarter newsprint consumption declined, with total U.S. consumption and demand down 5.1% and 6.3%, respectively, year over year. However, approximately one third of the decline in newsprint consumption was due to a shift to lower basis weights, a shift that the Company views as favourable. The third consecutive quarterly price increase of US$35 per tonne, announced for October 1, 2005, is expected to settle at approximately US$25 per tonne early in 2006. The average U.S. newsprint benchmark price in the fourth quarter increased by approximately US$60 per tonne, or 10.6%, compared to the same period last year. Prices in Latin America and most regions of Asia recorded modest gains in the current quarter, while prices in Canada and Japan were largely unchanged.

2.2.2	Operational Performance

Three Months ended December 31, 2005 compared to Three Months ended September 30, 2005

The newsprint business recorded operating earnings of $8.4 million on sales of $141.9 million in the current quarter, compared to operating earnings of $3.4 million on sales of $127.1 million in the previous quarter. EBITDA for the current quarter was $20.8 million, a $6.1 million increase from $14.7 million recorded in the previous quarter.

Sales volume of 187,300 tonnes in the current quarter increased 17,400 tonnes, or 10.2%, reflecting the optimization of newsprint/directory swing machine capacity and increased sales of higher-value grades.

Average sales revenue in the current quarter of $758 per tonne increased $10 per tonne compared to the previous quarter, with modest price gains in most markets more than offsetting the negative impact of the stronger Canadian dollar.

Average cash costs were $647 per tonne, an improvement of $15 per tonne from the previous quarter as savings from performance improvements more than offset increased energy prices, SG&A costs, and a non-recurring unfavourable sales tax adjustment.

Three Months ended December 31, 2005 compared to Three Months ended December 31, 2004

The newsprint business recorded operating earnings of $8.4 million on sales of $141.9 million for the current quarter, compared to operating earnings of $2.7 million on sales of $142.5 million for the same quarter last year. Current quarter EBITDA of $20.8 million was up $5.9 million from EBITDA of $14.9 million recorded for the same quarter last year.

Sales volume in the current quarter of 187,300 tonnes was consistent with the same quarter last year.

Average sales revenue in the current quarter of $758 per tonne increased $13 per tonne from the same quarter last year with higher transaction prices and a favourable market, grade, and customer mix more than offsetting the impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $647 per tonne, an improvement of $19 per tonne from the same quarter last year. Savings from performance improvements and lower fibre prices more than offset increased energy and SG&A costs.

Twelve Months ended December 31, 2005 compared to Twelve Months ended December 31, 2004

The newsprint business recorded operating earnings of $12.3 million on sales of $529.1 million in the current year, compared to an operating loss of $4.3 million on sales of $553.1 million for the previous year. EBITDA of $58.1 million for the current twelve-month period was $12.9 million higher than the $45.2 million recorded in the same period last year.

Sales volume of 707,100 tonnes in the current period was down 47,600 tonnes, or 6.3%, from the same period last year, primarily due to the indefinite idling of the Port Alberni No.3 paper machine in early February 2005.

Average sales revenue in the current period of $748 per tonne increased $15 per tonne compared to the previous year. Higher prices and, to a lesser extent, a higher-value market, grade, and customer mix were the major factors that more than offset the adverse impact of the stronger Canadian dollar.

Average cash costs in the current period were $666 per tonne, an improvement of $7 per tonne from the previous year. Savings from performance improvements and lower fibre prices more than offset increased SG&A costs and restructuring costs related to the indefinite idling of the Port Alberni No.3 paper machine.

2.3	Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
			2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales	$ 56.6	$ 82.8	$ 71.7	$ 76.8	$ 287.9	$ 78.8	$ 76.2	$ 76.6	$ 68.5	$ 300.1

EBITDA [1]	(25.5)	17.2	13.5	(1.0)	4.2	(5.0)	(13.9)	(1.6)	(1.6)	(22.1)

Operating earnings (loss)	(32.3)	8.3	5.2	(10.1)	(28.9)	(13.8)	(23.5)	(10.9)	(10.6)	(58.8)

EBITDA margin	(45.1%)	20.8%	18.8%	(1.3%)	1.5%	(6.3%)	(18.2%)	(2.1%)	(2.3%)	(7.4%)

Sales (000 tonnes)	80.2	104.2	99.4	121.7	405.5	120.2	120.7	128.6	113.2	482.7

Production (000 tonnes)	70.2	112.6	116.8	121.3	420.9	110.2	114.4	126.7	122.9	474.2

Average sales revenue
per tonne	$ 707	$ 794	$ 721	$ 631	$ 710	$ 655	$ 632	$ 595	$ 606	$ 622

Average cash costs per
tonne [2]	1,025	630	586	639	699	697	748	607	621	667

NBSK pulp, Northern Europe
delivery (US$/tonne) [3]	590	647	633	602	618	640	613	587	600	611

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
3	Benchmark prices are sourced from RISI.

2.3.1	Segment Overview

Global pulp shipments increased slightly at 0.5% year over year, as stronger shipments to North America were largely offset by weaker shipments to Europe and China. Northern Bleached Softwood Kraft (“NBSK”) prices were unsettled during the quarter. Prices in Europe were up in the quarter while prices in China increased early in the quarter before softening midway through November. Average NBSK pulp benchmark prices of US$600 per tonne were comparable to the same quarter last year.

2.3.2	Operational Performance

Three Months ended December 31, 2005 compared to Three Months ended September 30, 2005

The pulp business recorded an operating loss of $10.6 million on sales of $68.5 million in the current quarter, compared to an operating loss of $10.9 million on sales of $76.6 million in the previous quarter. Negative EBITDA of $1.6 million in the current quarter was the same as negative EBITDA of $1.6 million in the previous quarter.

Sales volume of 113,200 tonnes in the current quarter fell by 15,400 tonnes, or 12.0%, from the previous quarter due primarily to lower production and the return to normal inventory levels.

Average sales revenue in the current quarter was $606 per tonne, an increase of $11 per tonne from the previous quarter. A modest gain in period-over- period pricing more than offset a stronger Canadian dollar.

Average cash costs in the current quarter were $621 per tonne, an increase of $14 per tonne from the previous quarter. Higher energy prices and, to a lesser extent, increased SG&A costs more than offset savings from performance improvements.

Three Months ended December 31, 2005 compared to Three Months ended December 31, 2004

The pulp business recorded an operating loss of $10.6 million on sales of $68.5 million in the current quarter, compared to an operating loss of $10.1 million on sales of $76.8 million for the same quarter last year. Negative EBITDA of $1.6 million decreased $0.6 million from negative EBITDA of $1.0 million recorded for the same quarter last year.

Sales volume of 113,200 tonnes in the current quarter decreased by 8,500 tonnes, or 7.0%, from the same quarter last year due primarily to the return to normal inventory levels.

Average sales revenue in the current quarter of $606 per tonne was down $25 per tonne from the same quarter last year, due to the stronger Canadian dollar and slightly lower prices.

Average cash costs in the current quarter were $621 per tonne, an improvement of $18 per tonne from the same quarter last year, with savings from performance improvements and lower fibre prices more than offsetting higher maintenance costs, higher energy prices, and higher SG&A costs.

Twelve Months ended December 31, 2005 compared to Twelve Months ended December 31, 2004

The pulp business recorded an operating loss of $58.8 million on sales of $300.1 million in the current year, compared to an operating loss of $28.9 million on sales of $287.9 million for the previous year. Negative EBITDA of $22.1 million for the current year decreased $26.3 million from EBITDA of $4.2 million recorded in the same period last year.

Sales volume of 482,700 tonnes in the current period increased 77,200 tonnes, or 19.0%, from the same period last year due to the absence of the Elk Falls kraft mill rationalization, which occurred in early 2004, as well as higher volumes available for market sales as a result of the reduction of internal use in paper production.

Average sales revenue in the current period of $622 per tonne was down $88 per tonne compared to the previous year, due primarily to the stronger Canadian dollar and lower year-over-year NBSK pulp prices.

Average cash costs in the current year were $667 per tonne, an improvement of $32 per tonne compared to the same period last year. Savings from performance improvements, the absence of the Elk Falls rationalization noted above, and lower fibre prices, offset higher SG&A costs.

3.0	LIQUIDITY AND CAPITAL RESOURCES Selected Financial Information

(In millions of dollars, except where otherwise stated)
			2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Cash provided (used) by
operations (before
changes in non-cash
working capital)	$ (3.0)	$ 24.2	$ 33.2	$ 34.5	$ 88.9	$ 26.0	$ 15.4	$ 17.5	$ 45.6	$ 104.5

Changes in non-cash
working capital	30.1	(16.5)	(53.1)	15.1	(24.4)	5.2	16.3	(39.3)	6.3	(11.5)
Cash provided (used) by
operations	27.1	7.7	(19.9)	49.6	64.5	31.2	31.7	(21.8)	51.9	93.0

Cash flows provided (used)
by investing activities	(21.9)	(15.7)	15.9	(20.1)	(41.8)	(11.0)	(33.7)	(23.4)	(24.9)	(93.0)

Cash flows provided (used)
by financing activities	50.9	(30.0)	(9.9)	(7.7)	3.3	(8.2)	(8.1)	17.3	(27.0)	(26.0)

Capital spending	21.8	16.1	10.1	20.0	68.0	11.4	34.5	23.8	25.5	95.2

Amortization	45.0	46.4	46.3	46.4	184.1	44.3	44.9	45.1	46.0	180.3

Capital spending as % of
amortization	48%	35%	22%	43%	37%	26%	77%	53%	55%	53%

Total debt to total
capitalization [1,2]	47%	48%	46%	44%	44%	46%	47%	46%	46%	46%

Net debt to net
capitalization [3,4]	46%	47%	46%	43%	43%	45%	47%	46%	46%	46%

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity.
3	Net debt comprises total debt, less cash on hand.
4	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt. Cash flows are funded through operations and where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet the Company’s anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1	Operating Activities

Cash flow provided by operating activities in the current quarter was $51.9 million, compared to cash flow used of $21.8 million in the previous quarter, and cash flow provided of $49.6 million in the same quarter last year. The increase of $73.7 million from the previous quarter was mainly due to lower working capital requirements, primarily due to the absence of the prior quarter’s payment of the Company’s annual property taxes and insurance premiums. On a year-over-year basis, cash flows provided by operating activities totalled $93.0 million, compared to $64.5 million in 2004. The $28.5 million increase primarily reflects decreased working capital requirements attributable to inventories and accounts receivable.

3.2	Investing Activities

Cash flow used for investing activities in the current quarter totalled $24.9 million, which was consistent with cash flow used of $23.4 million in the previous quarter, and cash flow used of $20.1 million in the same quarter last year. On a year-over-year basis, cash flows used for investing activities totalled $93.0 million, compared to $41.8 million in 2004. The absence of a $26.6 purchase price adjustment in 2004, which was received in 2004, and increased capital spending in the current year were the primary drivers of the increase.

The current quarter’s capital spending consisted of various smaller scale capital projects.

For 2006, the Company expects capital expenditure levels to be similar to that of 2005.

3.3	Financing Activities

Cash flow drawn by financing activities was $27.0 million in the current quarter, compared to cash flow generated of $17.3 million in the previous quarter and cash flow drawn of $7.7 million in the same quarter last year. The primary reason for the increase in cash flow drawn from the comparable periods was repayment in the current quarter of the net borrowings under the Company’s Facility in the previous quarter, which were primarily due to the above-mentioned payment of annual property taxes and insurance premiums during the third quarter. On a year-over-year basis, cash flows drawn from financing activities totalled $26.0 million, compared to cash flow generated of $3.3 million in 2004. The increase in cash drawn by financing activities of $29.3 million was primarily attributable to the absence of net proceeds on the senior note refinancing in March 2004.

3.3.1	Debt

As of December 31, 2005, the borrowing base on the Company’s $350.0 million Facility was $344.8 million. After outstanding letters of credit of $22.3 million and the $6.5 million drawn against the Facility, $316.0 million was available at the end of the quarter. Earlier in the year, the term of the Facility was extended by one year, to July 2008. Total long-term debt outstanding as at December 31, 2005, was $861.9 million. The Company’s net debt to net capitalization ratio as at December 31, 2005, was 46%, which is consistent with 46% in the previous quarter.

Like many others in its industry, the Company’s credit ratings were downgraded during the quarter. In December, Standard and Poor’s (“S&P”) lowered its long-term corporate credit and senior unsecured debt ratings to B+ from BB-, and its senior secured rating to BB- from BB. The outlook was revised from negative to stable. The Company’s lower than expected profitability and cash flow generation due to the stronger Canadian dollar and higher energy costs were factors cited in the downgrade. Moody’s also downgraded the Company’s corporate family rating and senior unsecured debt from Ba3 to B1, and bank loan debt from Ba2 to Ba3, and confirmed the outlook as negative. The downgrade was cited because in Moody’s view, current newsprint and related paper grade fundamentals are not likely to facilitate a significant sustainable margin improvement. In October, Dominion Bond Rating Service (“DBRS”) confirmed its senior secured rating of BB and changed the outlook to negative. Growing signs that the Canadian dollar and energy costs will remain high were cited in the revision. At current levels of borrowing, the credit rating downgrades are expected to increase the Company’s cost of borrowing under its Facility by an estimated $0.8 million per annum.

The following table highlights the Company’s credit ratings and outlook with Moody’s, S&P, and DBRS, as of December 31, 2005, 2004, and 2003.

December 31,
	2005	2004	2003
Moody’s
Outlook	Negative	Negative	Negative
Corporate family rating	B1	Ba3	Ba2
Senior unsecured debt	B1	Ba3	Ba2
Bank loan debt	Ba3	Ba2	Ba1

Standard & Poor’s
Outlook	Stable	Negative	Negative
Long term corporate credit	B+	BB-	BB
Senior unsecured debt	B+	BB-	BB
Senior secured debt	BB-	BB	BB+

Dominion Bond Rating Service
Outlook	Negative	Stable	Stable
Senior unsecured debt	BB	BB	BBH

The Company is in compliance with the covenants under its Facility and senior notes indentures. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) was at 2.0:1 for the last twelve months ended December 31, 2005 (also at 2.0:1, for the twelve months ended December 31, 2004). If this CFCC Ratio goes below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also the Company’s restricted payments basket under the senior notes was negative $69 million as at December 31, 2005 (negative $26 million as at December 31, 2004), as a result of accumulated losses in recent years. Under the 8 5/8% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

3.3.2	Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At December 31, 2005, 67% of the options and contracts are designated as hedging instruments and resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”. At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $23.6 million, of which $7.0 million, associated with the non-hedging instruments, is included in “Sales” and “Prepaids and other”. The hedging program improved the Company’s sales value by $6.9 million in the fourth quarter of 2005.

At December 31, 2005, no price hedging instruments were outstanding in respect of products sold.

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$59.0 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.3 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as “Prepaids and other” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would receive to settle these contracts is $2.7 million, all of which is included in “Cost of sales” and “Prepaids and other”.

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At December 31, 2005, the Company has pay-floating, receive-fixed interest rate swap contracts for notional US$40 million, and has designated them as hedging instruments. At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million.

4.0

RELATED PARTY TRANSACTIONS

The Company’s related parties include Norske Skogindustrier ASA (“Norske Skog”), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company. Transactions during the fourth quarter were in accordance with normal third party trade practices and remain substantially unchanged from those reported in the 2004 annual MD&A.

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price for these companies is subject to adjustment under certain conditions. In addition to the $19.3 million recorded as at December 31, 2003, and a $7.1 million adjustment in the second quarter of 2004, the Company recorded a further $2.4 million adjustment in the current quarter.

In the second quarter of 2005, the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture. The dissolution was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers. The change did not materially impact net earnings during the quarter.

5.0	OFF-BALANCE SHEET ARRANGEMENTS

	5.1	Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments is not recorded in the financial statements.

Revenues – Foreign currency options and forward contracts to sell US$378.0 million to major financial institutions.

Interest Rates – Fixed to floating interest rate swaps with major financial institutions on notional US$40 million. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus 2.0%.

Refer to the financial instruments discussion within the “Liquidity and Capital Resources” section for further discussion of financial instruments.

	5.2	Indemnities and Guarantees

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax, and employment liabilities. In connection with the recycling plant acquisition in 2003, the Company has also provided indemnities with respect to certain representations and warranties. In addition, the Company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments to a third party in the event the lessor is no longer able to meet its contractual obligations. The description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2004, can be found on pages 45 and 46 of the Company’s 2004 Annual Report. These have not changed materially since December 31, 2004, with the exception of the indemnity described below.

The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company’s obligations as at December 31, 2004, can be found on page 46 of the 2004 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2005.

(In millions of dollars, except
where otherwise stated)		2004				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	$ 454.5	$ 479.6	$ 466.8	$ 477.3	$ 462.7	$ 439.0	$ 450.3	$ 471.9
Net earnings (loss)	(46.3)	(24.0)	28.0	13.7	(21.8)	(30.0)	34.2	(8.0)
Net earnings (loss) per share (in dollars) – basic and diluted	$ (0.22)	$ (0.11)	$ 0.13	$ 0.06	$ (0.10)	$ (0.14)	$ 0.16	$ (0.04)

8.0

NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, income taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements.

As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

Although EBITDA is a non-GAAP measure, the Company believes it is a useful measure of operating performance. Consequently, the following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)		2004				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net earnings (loss)	$ (46.3)	$ (24.0)	$ 28.0	$ 13.7	$ (21.8)	$ (30.0)	$ 34.2	$ (8.0)

Amortization	45.0	46.4	46.3	46.4	44.3	44.9	45.1	46.0

Foreign exchange (gain) loss on
translation of long-term debt	6.2	13.0	(41.5)	(31.2)	3.2	7.8	(38.4)	2.7

Write-down of property, plant
and equipment	–	–	–	–	–	–	–	-

Loss on repayment of long-term
debt	5.2	–	–	–	–	–	–	-

Other (income) expense, net	0.2	(2.4)	0.1	0.9	(0.9)	(2.8)	0.1	(0.9)

Interest expense, net	19.4	19.5	18.8	17.2	18.4	19.2	19.0	19.1

Income tax expense (recovery)	(22.3)	(8.7)	4.6	(1.7)	(9.8)	(13.8)	(12.4)	(10.6)

Non-controlling interest	–	–	–	–	0.2	0.1	0.3	-
EBITDA	$ 7.4	$ 43.8	$ 56.3	$ 45.3	$ 33.6	$ 25.4	$ 47.9	$ 48.3

9.0

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the 2004 Annual Report. These have not materially changed since December 31, 2004.

10.0

CHANGES IN ACCOUNTING POLICIES

Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”)

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) pronouncement AcG-15 on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. (“PREI”). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations, that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company’s 50.0% interest in PREI was previously accounted for using the proportionate consolidation method. The adoption of this new standard increased the Company’s EBITDA by $1.8 million and $7.0 million for the three months and twelve months ended December 31, 2005, and had no impact on net earnings.

Emerging Issues Committee Abstract Number 159, “Conditional Asset Retirement Obligations” (“EIC-159”)

On December 6, 2005, the CICA’s Emerging Issues Committee issued EIC-159. EIC-159 is similar to the Financial Accounting Standards Board’s Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which was issued in March 2005 and highlighted in the Company’s interim reports. EIC-159 is effective for interim and annual reporting periods ending March 31, 2006. Effective, December 31, 2005, the Company early adopted EIC-159.

EIC-159 clarifies that the term conditional asset retirement obligation, as used in CICA Handbook Section 3110, “Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 also clarifies what constitutes sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation, and that if sufficient information is not available to reasonably estimate a conditional asset retirement obligation at the time the liability is incurred that the obligation should be recognized initially in the period in which sufficient information becomes available to estimate its fair value.

As a result of the adoption of EIC-159, the Company concluded that obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired, or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate as at December 31, 2005. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation. Consequently, the adoption of EIC-159 did not have a material impact on the consolidated financial statements for the year ended December 31, 2005.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

	1.	Section 1530, “Comprehensive Income” defines and establishes the reporting requirements for comprehensive income.

	2.	Section 3251, “Equity” replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.

3.

Section 3855, “Financial Instruments - Recognition and Measurement” establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.

Section 3861, “Financial Instruments – Disclosure and Presentation” replaces Section 3860, “Financial Instruments – Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

	5.	Section 3865, “Hedges” establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company’s financial position, results of operations and cash flows.

12.0

RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies’, trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

In addition, there is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last eleven quarters on a year-over-year basis. The Company believes it remains well positioned to mitigate the impact of this decline, through its ability to switch grades.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates. To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of agency and distribution agreements with affiliates of Norske Skog, a significant shareholder, either party on six months notice may terminate each of these agreements. If any of these agreements are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0 to 12–months and 0% to 25% for 13 to 24-months U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ fibre requirements. The solid wood segment of the B.C. coastal forest industry has undergone significant restructuring and downsizing. As a result, there is no assurance that the Company will continue to be able to access coastal fibre at the same levels achieved in the past.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company’s ability to operate its manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time.

Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a significant consumer of electrical power and fossil fuels.

The Government of British Columbia regulates the Company’s electricity supply contracts and there have been few fluctuations in the terms of the contracts, as the November 2004 increase of approximately 5% was the only increase in the last 11 years. However, future changes in electricity prices could have a significant impact on the Company’s earnings.

The provincial electricity regulator recently approved a redesigned rate structure for industrial customers that will result in the Company acquiring 90% of the electricity purchased from BC Hydro (the “Utility”) at a fixed rate that is lower than the current regulated rate, and 10% of the electricity at a rate that will approximate the price currently paid by the Utility for incremental electricity supplied by independent producers. The change in rate structure is expected to be implemented in 2006, and by design, is not expected to materially impact the Company's total cost of electricity. However, the rate structure has been designed to motivate industrial customers to reduce their electricity consumption.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges comprise a significant portion of the Company’s cash costs, and are also dependent on oil and diesel fuel prices.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at December 31, 2005, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits were triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in 9 of the last 12 quarters. These losses have arisen primarily as a result of adverse market conditions. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Debt

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental Regulation

The Company’s operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions. Collective agreements with these unions expire in April 2008. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0	OUTLOOK

U.S. economic conditions are expected to remain stable at least through the first half of 2006. The effects of rising energy and fibre costs continue to present challenges for the industry, and the strength of the Canadian dollar remains a major concern. These challenges are expected to continue to result in upward pressure on paper pricing. In contrast to other regions, the favourable economic environment in British Columbia, particularly with respect to stable electricity prices, along with the Company’s limited reliance on fossil fuels in its manufacturing processes, are expected to help create a competitive advantage for the Company. However, a strengthening Canadian dollar could offset the Company’s progress on earnings improvement initiatives. The Company estimates that approximately one quarter of its cash costs are based on U.S.-dollar-denominated inputs, and approximately 90% of its revenues are denominated in U.S. dollars.

Specialty paper markets are expected to be stable in 2006. Coated mechanical paper is expected to face some price pressure early in the first quarter before stabilizing due to cost pressures. Uncoated mechanical paper demand is expected to increase slightly. Imports from Western Europe are expected to meet much of the SC increase with prices projected to remain flat. MF hi-brite grades should see a small increase in demand and prices are expected to trend upwards in the first half of the year, and possibly beyond this, depending on newsprint price levels. For directory, 2006 contract prices are expected to show a modest increase over 2005. Kraft paper prices are expected to increase in 2006 due to improving corrugated box shipments, strengthening demand for durable and non-durable goods and inventory restocking. The improving fundamentals prompted an announced price increase of US$40 per ton effective January 1, 2006.

For newsprint, the downward consumption trend is expected to continue in 2006, albeit at a lower rate of decline than 2005. However, the high Canadian dollar and cost pressures have prompted a US$40 per tonne price increase announcement, for effect February 1, 2006. The Company believes the decline in newsprint consumption is partly due to a shift by advertisers to uncoated specialty grades as growth in these grades has partially offset the decline in newsprint consumption.

As a result, the Company believes that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

For NBSK pulp markets, demand is expected to show modest improvement in 2006 due to anticipated increased printing and writing demand in China and Western Europe as well as inventory restocking. The Company expects prices to remain relatively flat in 2006, with an improvement in the first half of the year, partly offset by a decline later in the year due to the start-up of additional capacity in South America. The high Canadian dollar and cost pressures are expected to result in further closures of unprofitable mills in Canada in 2006. Lower inventory levels and cost pressures led to an announced NBSK pulp price increase of US$20 to US$30 per tonne for Europe and Asia, effective January 1, 2006.

In 2006, the Company expects to spend approximately $100 million on capital projects, including approximately $7 million related to PREI, much of which will be directed toward rapid return projects in support of the Company’s performance improvement program. With respect to its annual planned maintenance, the Company expects spending to be more evenly distributed throughout each quarter of the year.

14.0

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read and approved this MD&A. The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management.

Certification of Disclosure Controls

In 2004, the Canadian Securities Administrators’ (“CSA”) issued Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings.” Effective, for fiscal years ending on or after March 31, 2005, CEOs and CFOs (“certifying officers”) are required to certify that they are responsible for establishing and maintaining disclosure controls, ensuring the disclosure controls are designed to provide reasonable assurance that material information is made known to them and is properly recorded, disclosed and reported, they have evaluated the effectiveness of the issuer’s disclosure controls, and have disclosed their conclusions about their effectiveness at the end of the period covered by the annual filings.

The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls, as of the Company’s year ended December 31, 2005, and as a result of that evaluation have concluded that the Company’s disclosure controls are effective for the year ended December 31, 2005.

While the Company’s certifying officers believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well designed and operated, can provide only a reasonable, not absolute, level of assurance that the control objectives are met.

Internal Controls

In February 2005, the CSA issued proposed Multilateral Instrument 52-111, “Reporting on Internal Control Over Financial Reporting” (“MI 52-111”). MI 52-111 is very similar in its requirements to those found in Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” (“Section 404”). Both MI 52-111 and Section 404 require that companies maintain an effective system of internal controls, report on the effectiveness of those internal controls annually and have the independent auditor report on management’s assessment of internal controls over financial reporting.

It is expected that the Company will have to comply with MI 52-111 by the end of its fiscal year ended December 31, 2007.

During the first quarter of 2005, the United States Securities and Exchange Commission extended the Section 404 compliance dates for foreign private issuers. The Company is now expected to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

In order to comply with Section 404, the Company has undertaken a project to update and formalize its internal controls, and to test and document the effectiveness of the internal controls upon which management is relying. To this end, the Company has engaged a third party advisor to assist in the project (the “Internal Control Project”).

The Internal Control Project has been ongoing and as of the end of the Company’s fiscal year ended December 31, 2005, the Company has completed the documentation of its internal controls, and has tested the majority of controls upon which management is relying. For the most part the Company is beginning to move away from a project approach towards sustainability of the internal control reporting process. However, remediation work is ongoing with respect to some of the Company’s systems, and the Company continues to refine its internal control documentation. Based on the work done to date, the Company expects that it will be able to comply with Section 404 and with MI 52-111 when it is finalized.

15.0	OUTSTANDING SHARE DATA At January 25, 2006, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2004 Annual Information Form is available on the Company’s website www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website www.sedar.com.